Exhibit 5.1

[Letterhead of Simpson Thacher & Bartlett LLP]

November 24, 2003

HM Publishing Corp.
222 Berkeley Street
Boston, Massachusetts 02116-3764

Ladies and Gentlemen:

        We have acted as counsel to HM Publishing Corp. (the "Company"), a Delaware corporation, in connection with the Registration Statement on Form S-4 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, relating to the issuance by the Company of $265,000,000 aggregate principal amount at maturity of 11 1/2% Senior Discount Notes due 2013 (the "Exchange Securities"). The Exchange Securities will be issued under an indenture, dated as of October 3, 2003 (the "Indenture"), between the Company and Wells Fargo Bank Minnesota N.A., as trustee (the "Trustee"). The Exchange Securities will be offered by the Company in exchange for $265,000,000 aggregate principal amount at maturity of its outstanding 11 1/2% Senior Discount Notes due 2013 (the "Securities").

        We have examined the Registration Statement and the Indenture, which has been filed with the Commission as an exhibit to the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such corporate records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

        In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

        Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that when the Exchange Securities have been duly executed, authenticated, issued and delivered in accordance with the provisions of the Indenture upon the exchange, the Exchange Securities will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

        Our opinion set forth above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

        We are members of the Bar of the State of New York, and we do not express any opinion herein concerning any law other than the law of the State of New York and, the federal law of the United States and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

        We hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Prospectus included in the Registration Statement.

Very truly yours,
/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP